UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Akero Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

00973Y108
(CUSIP Number)

December 1, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00973Y108

1	NAMES OF REPORTING PERSONS

Blue Horizon Enterprise Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
2,346,298

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
2,346,298

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,346,298

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%[1]

12	TYPE OF REPORTING PERSON*
CO

1
The percentages used herein and in the rest of this Amendment No. 1 to Schedule 13G are calculated based upon 46,763,186 shares of the Issuer’s common stock outstanding as of October 28, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2022.

CUSIP NO. 00973Y108

1	NAMES OF REPORTING PERSONS

Ezbon International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
925,531

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
925,531

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
925,531

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.0%[1]

12	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 00973Y108

1	NAMES OF REPORTING PERSONS

Montrago Trustees Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
3,271,829

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
3,271,829

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,271,829

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 00973Y108

1	NAMES OF REPORTING PERSONS

Skorpios Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
3,271,829

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
3,271,829

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,271,829

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO. 892231101

Item 1(a)	Name of Issuer:

The name of the issuer is Akero Therapeutics, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

Issuer’s principal executive office is located at 601 Gateway Boulevard, Suite 350, South San Francisco, CA 94080.

Item 2(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being jointly filed by each of Blue Horizon Enterprise Ltd. (“Blue Horizon”), Ezbon International Limited (“Ezbon”), Skorpios Trust and Montrago  Trustees Limited (“Montrago Trustees”, and collectively, the “Reporting Persons”). Blue Horizon and Ezbon are the direct holders of the Shares covered by this Amendment No. 1 to Schedule 13G. Skorpios Trust is the sole owner of each of Blue Horizon and Ezbon and as a result may be deemed to be the beneficial owner of the securities held by each of Blue Horizon and Ezbon. Montrago Trustees is the corporate trustee of Skorpios Trust and as a result may be deemed to be a beneficial owner of the securities beneficially owned by Skorpios Trust.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 5, 2022, a copy of which is filed with this Amendment No. 1 to Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of  Blue Horizon and Ezbon is 3076 Sir Francis Drake’s Highway, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of each of Montrago Trustees and Skorpios Trust is 195 Arch. Makarios III Ave., Neocleous House, 3030 Limassol, Cyprus.

Item 2(c)	Citizenship:

Blue Horizon and Ezbon are each corporations organized under the laws of the British Virgin Islands.

Montrago Trustees is a Limited Liability Company organized under the laws of the Republic of Cyprus.

Skorpios Trust is a discretionary irrevocable trust pursuant to the provisions of the Cyprus International Trusts Law 1992 (as amended from time to time) of the Republic of Cyprus.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

00973Y108

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	Blue Horizon Enterprise Ltd.

	(a)	Amount beneficially owned: 2,346,298

	(b)	Percent of class: 5.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 2,346,298

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv	Shared power to dispose or direct the disposition: 2,346,298

B.	Ezbon International Limited

	(a)	Amount beneficially owned: 925,531

	(b)	Percent of class: 2.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 925,531

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 925,531

C.	Montrago Trustees Limited

	(a)	Amount beneficially owned: 3,271,829

	(b)	Percent of class: 7.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 3,271,829

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv	Shared power to dispose or direct the disposition: 3,271,829

D.	Skorpios Trust

	(a)	Amount beneficially owned: 3,271,829

	(b)	Percent of class: 7.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: -0-

		(ii)	Shared power to vote or direct the vote: 3,271,829

		(iii)	Sole power to dispose or direct the disposition: -0-

		(iv)	Shared power to dispose or direct the disposition: 3,271,829

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2022

Blue Horizon Enterprise Ltd.

By:	/s/ Anna Maria Pavlou
Name:	Anna Maria Pavlou
Title:	Director

Ezbon International Limited

By:	/s/ Anna Maria Pavlou
Name:	Anna Maria Pavlou
Title:	Director

Montrago Trustees Limited

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Skorpios Trust

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

EXHIBIT INDEX
Exhibit	Description of Exhibit

Exhibit A	Joint Filing Agreement, dated as of December 5, 2022, by and among the Reporting Persons.

Exhibit A

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

  The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  December 5, 2022

Blue Horizon Enterprise Ltd.

By:	/s/ Anna Maria Pavlou
Name:	Anna Maria Pavlou
Title:	Director

Ezbon International Limited

By:	/s/ Anna Maria Pavlou
Name:	Anna Maria Pavlou
Title:	Director

Montrago Trustees Limited

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director

Skorpios Trust

By:	/s/ Androulla Papadopoulou
Name:	Androulla Papadopoulou
Title:	Director